UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 03 )*

Translate Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89374L104

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 02, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,044,239

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,044,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,044,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,044,239

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,044,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,044,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,044,239

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,044,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,044,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on September 20, 2019, as amended by Amendment No. 1 and Amendment No. 2 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this amendment (“Amendment No. 3”) does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

(a)

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended by adding the following text:

Concurrently with the execution and delivery of an Agreement and Plan of Merger among Sanofi, Vector Merger Sub, Inc. and Translate Bio, Inc., Baupost Group Securities, L.L.C. entered into a Tender and Support Agreement with Sanofi (the “Support Agreement”).

Under the Support Agreement, Baupost Group Securities, L.L.C. agreed to tender into the offer being made by Sanofi for the shares of Translate Bio, Inc., to vote the shares subject to the agreement in favor of matters presented to shareholders which would facilitate the proposed transaction and against matters which would impede the proposed transaction, and to refrain from transferring the shares subject to the agreement other than in certain specified circumstances.

The preceding description of the Support Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Support Agreement, which is incorporated herein by reference.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in response to Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended by adding the following text:

Tender and Support Agreement filed by Translate Bio, Inc. as Exhibit 99.1 to its current report on Form 8-K, filed on August 3, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

August 04, 2021	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

August 04, 2021	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

August 04, 2021	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)